09055896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 67321 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tandem Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3706 SW Topeka Blvd., Ste. 420
(No. and Street)

| Topeka | KS | 66609 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristopher Miller — 785-266-3310
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berberich Trahan & Co., P.A.
(Name – *if individual, state last, first, middle name*)

| 3630 SW Burlingame Road | Topeka | KS | 66611-2050 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Kristopher Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tandem Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public - State of Kansas
LINDA A. SANDERS
My Appt. Exp. 10-1-2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BT Co.
BERBERICH TRAHAN & CO., P.A.
*Certified Public Accountants*

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Tandem Securities, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of Tandem Securities, Inc. (the Company) as of December 31, 2008 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 *toll-free* 800.530.5526 *f* 785.233.1768 btandcocpa.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 24, 2009

BERBERICH TRAHAN & CO., P.A.
*Certified Public Accountants*

# TANDEM SECURITIES, INC.

---

FORM X-17A-5, PART III
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2008

TANDEM SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

For the Year Ended December 31, 2008

TABLE OF CONTENTS

BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

# INDEPENDENT AUDITORS' REPORT

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcopa.com

The Board of Directors
Tandem Securities, Inc.:

We have audited the accompanying statement of financial condition of Tandem Securities, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tandem Securities, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 through 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 24, 2009

TANDEM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

| | | |
|---|---|---|
| Cash | $ | 25,193 |
| Commissions receivable | | 2,262 |
| CRD account | | 2,013 |
| Prepaid expenses | | 11,407 |
| Furniture and equipment, less accumulated depreciation of $ 2,748 | | 3,846 |
| | $ | 44,721 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable | $ | 6,472 |
| Commissions payable | | 8,543 |
| Total liabilities | | 15,015 |
| Stockholder's equity: | | |
| Common stock - no par value; authorized 100,000 shares, issued and outstanding 1,000 shares | | 15,000 |
| Additional paid-in capital | | 16,140 |
| Retained earnings (deficit) | | (1,434) |
| Total stockholder's equity | | 29,706 |
| Total liabilities and stockholder's equity | $ | 44,721 |

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

| | |
|---|---|
| Revenues: | |
| Commissions | $ 182,928 |
| Expenses: | |
| Commissions | 127,081 |
| Professional fees | 21,219 |
| Regulatory fees | 9,507 |
| Payroll expenses | 4,000 |
| Computer expense | 15,922 |
| Licenses | 8,252 |
| Postage and delivery | 2,897 |
| Travel | 1,529 |
| Dues and subscriptions | 751 |
| Depreciation expense | 2,198 |
| Associate expenses | 8,000 |
| Other operating expenses | 1,224 |
| | 202,580 |
| Net loss | $ (19,652) |

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2008

| | Common Stock | Additional Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| Balance at December 31, 2007 | $ 15,000 | $ 8,940 | $ 18,218 | $ 42,158 |
| Contributed capital | - | 7,200 | - | 7,200 |
| Net loss | - | - | (19,652) | (19,652) |
| Balance at December 31, 2008 | $ 15,000 | $ 16,140 | $ (1,434) | $ 29,706 |

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (19,652) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | | 2,198 |
| Changes in assets and liabilities: | | |
| Commissions receivable | | 3,801 |
| CRD account | | (1,530) |
| Prepaid expenses | | (11,407) |
| Accounts payable | | (1,235) |
| Commissions payable | | 4,603 |
| Accrued expenses | | (1,094) |
| Net cash used in operating activities | | (24,316) |
| Cash flows from investing activities: | | |
| Additional paid-in capital | | 7,200 |
| Net decrease in cash | | (17,116) |
| Cash, beginning of year | | 42,309 |
| Cash, end of year | $ | 25,193 |

See accompanying notes to financial statements.

## 1 - Organization and Summary of Significant Accounting Policies

### Organization

Tandem Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority (FINRA). The Company was organized on March 15, 2006 and was granted membership in FINRA effective October 25, 2006. The Company concentrates in the marketing of mutual funds and annuities covering the state of Kansas. A substantial part of commission income is generated through one carrier.

### Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2008.

### Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income.

### Commissions Revenue

Commissions are recorded as revenue once the carrier or mutual fund company confirms that payment has been received and the commission earned.

### Promotional Costs

Promotional costs including advertising are expensed as incurred. There were no promotional costs incurred during the year ended December 31, 2008.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Operating Expenses

The Company has an expense sharing agreement with T & M Financial, Inc. (T&M). T&M agrees to pay 100% of the rent for the shared space which includes cleaning, utilities, meeting room access, copy and supply access, parking, and 100% of the payroll and benefit expenses for the shared employees.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company accrue for losses it believes are probable and can be reasonably estimated. While management has not yet completed its analysis it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

2 - Income Tax Status

The Company, with the consent of its stockholder, has elected to be taxed under sections of the federal and state of Kansas income tax law, which provide that, in lieu of corporation income taxes, the stockholder accounts for the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

3 - Operating Lease

The Company leases software under an operating lease which runs month-to-month and is cancellable at any time. Software lease expense amounted to $ 4,700 for the year ended December 31, 2008.

4 - Net Capital

Pursuant to the net capital provisions of rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2008 were:

| | |
|---|---|
| Net capital | $ 11,606 |
| Net capital requirements | 5,000 |
| Aggregate indebtedness | 15,015 |
| Aggregate indebtedness to net capital ratio | 1.29 to 1 |

SUPPLEMENTARY SCHEDULES

TANDEM SECURITIES, INC.

CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

December 31, 2008

No such liabilities exist at December 31, 2008.

See independent auditors' report.

# TANDEM SECURITIES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

| | | |
|---|---|---|
| Aggregate indebtedness - total liabilities | $ | 15,015 |
| Net capital: | | |
| Credit items: | | |
| Common stock | $ | 15,000 |
| Additional paid-in capital | | 16,140 |
| Retained earnings (deficit) | | (1,434) |
| | | 29,706 |
| Debit items: | | |
| Nonallowable assets: | | |
| CRD account | | 2,013 |
| Prepaid expenses | | 11,407 |
| Unallowable A/R | | 834 |
| Furniture and equipment, net | | 3,846 |
| | | 18,100 |
| Net capital | | 11,606 |
| Capital requirements | | 5,000 |
| Capital in excess of requirements | $ | 6,606 |

Ratio of aggregate indebtedness to net capital is 1.29 to 1.

See independent auditors' report.

TANDEM SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditors' report.

TANDEM SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

TANDEM SECURITIES, INC.

RECONCILIATIONS

December 31, 2008

COMPUTATION OF NET CAPITAL

Not applicable.

RESERVE REQUIREMENTS

Not applicable.

See independent auditors' report.